                                                                    EXHIBIT 99.2

                           ANNUAL REPORT ON FORM 10-K
                            ITEMS 8, 14(a) and 14(d)

                  INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                                               Page
                                                                                               ----
Financial Statements
- --------------------

    Report of Independent Accountants                                                           F-2

    Consolidated Balance Sheets -- December 31, 1992 and 1993                                 F-3/F-4

    Consolidated Statements of Operations -- Years ended
       December 31, 1991, 1992, and 1993                                                        F-5

    Consolidated Statements of Stockholders' Equity -- Years ended
       December 31, 1991, 1992, and 1993                                                        F-6

    Consolidated Statements of Cash Flows -- Years ended
       December 31, 1991, 1992 and 1993                                                       F-7/F-8

    Notes to Consolidated Financial Statements                                                F-9/F-33

Financial Statement Schedules
- -----------------------------

    Report of Independent Accountants                                                           S-1

    Schedule III        --   Condensed financial information of Registrant                    S-2/S-6

    Schedule V          --   Property and equipment                                             S-7

    Schedule VI         --   Accumulated depreciation and depletion of
                             property and equipment                                             S-8

    Schedule VIII       --   Valuation and qualifying accounts                                  S-9

    Schedule X          --   Supplementary income statement information                         S-10


         All other schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Tremont Corporation:

         We have audited the accompanying consolidated balance sheets of Tremont Corporation and Subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tremont Corporation and Subsidiaries as of December 31, 1992 and 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

         As discussed in Notes 2 and 13 to the consolidated financial statements, in 1993 the Company changed its method of accounting for certain investments in debt and equity securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, and in 1992 changed its method of accounting for postretirement benefits other then pensions and income taxes in accordance with Statements of Financial Accounting Standards Nos. 106 and 109, respectively.


                                                  COOPERS & LYBRAND

Denver, Colorado
January 24, 1994

                      TREMONT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1992 and 1993

                     (In thousands, except per share data)


                                                                 1992*           1993
                                                                 ----            ----
              ASSETS


Current assets:
  Cash and cash equivalents                                    $  9,750        $  8,898
  Marketable securities                                           4,904          11,424
  Accounts and notes receivable, less
   allowance of $4,206 and $4,806                                35,988          37,399
  Refundable income taxes                                         1,995             225
  Receivable from related parties                                   280              45
  Inventories                                                    57,326          52,640
  Prepaid expenses                                                4,372           3,378
                                                               --------        --------

      Total current assets                                      114,615         114,009
                                                               --------        --------

Other assets:
  Investment in NL Industries                                    76,499          22,294
  Investment in joint ventures                                   11,039          13,629
  Investment in Bentonite                                         8,682            -
  Receivable from related parties                                 4,556           5,145
  Deferred income taxes                                          25,556           5,930
  Prepaid pension cost                                            2,973           1,418
  Other                                                          14,869          13,425
                                                               --------        --------

      Total other assets                                        144,174          61,841
                                                               --------        --------

Property and equipment:
  Land                                                            2,509           4,929
  Buildings                                                       8,890          18,971
  Machinery and equipment                                        35,840         122,835
  Construction in progress                                       99,913           8,610
                                                               --------        --------
                                                                147,152         155,345
  Less accumulated depreciation                                   7,601           8,025
                                                               --------        --------


      Net property and equipment                                139,551         147,320
                                                               --------        --------

                                                               $398,340        $323,170
                                                               ========        ========

                      TREMONT CORPORATION AND SUBSIDIARIES

                           December 31, 1992 and 1993

                     (In thousands, except per share data)

                                                                  1992*           1993
                                                                  ----            ----
   LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Notes payable                                                 $     -         $    141
  Current maturities of long-term debt                             6,807           6,807
  Accounts payable and accrued liabilities                        40,713          48,393
  Payable to related parties                                         147           6,077
  Deferred income taxes                                            4,619           4,457
  Income taxes                                                       117             123
                                                                --------        --------

      Total current liabilities                                   52,403          65,998
                                                                --------        --------

Noncurrent liabilities:
  Convertible subordinated debentures                             75,000            -
  Other long-term debt                                            48,951          43,484
  Payable to related parties                                       3,051            -
  Insurance claims and claim expenses                             15,387          15,093
  Accrued OPEB cost                                               51,532          51,653
  Accrued pension cost                                             1,742             236
  Other                                                            1,019           1,038
                                                                --------        --------

      Total noncurrent liabilities                               196,682         111,504
                                                                --------        --------

Minority interest in TIMET                                          -             27,246
                                                                --------        --------

Stockholders' equity:
  Preferred stock, $1.00 par value; 1,000 shares
   authorized; none issued                                          -               -
  Common stock, $1.00 par value; 14,000 shares
   authorized; 7,526 shares issued                                 7,526           7,526
  Additional paid-in capital                                     200,549         231,314
  Accumulated deficit                                            (50,964)       (108,529)
  Adjustments:
    Currency translation                                          (4,142)         (6,571)
    Marketable securities                                           (118)           (298)
    Pension liabilities                                             -             (1,424)
                                                                --------        --------
                                                                 152,851         122,018
Less treasury stock, at cost (173 shares)                          3,596           3,596
                                                                --------        --------

      Total stockholders' equity                                 149,255         118,422
                                                                --------        --------

                                                                $398,340        $323,170
                                                                ========        ========

* Reclassified

  Commitments and contingencies (Notes 15 and 16).

          See accompanying notes to consolidated financial statements.

                      TREMONT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  Years ended December 31, 1991, 1992 and 1993

                     (In thousands, except per share data)


                                                        1991*            1992*            1993
                                                        ----             ----             ----
Revenues and other income:
  Net sales                                           $155,684         $153,869         $151,177
  Other, net                                             6,056           (3,418)          10,744
                                                      --------         --------         --------

                                                       161,740          150,451          161,921
                                                      --------         --------         --------
Costs and expenses:
  Cost of sales                                        136,385          151,573          153,393
  Selling, general and administrative                   21,590           20,456           16,223
  Restructuring charge                                    -                -               4,700
  Interest                                               3,813            3,681            4,266
                                                      --------         --------         --------

                                                       161,788          175,710          178,582
                                                      --------         --------         --------

      Loss before equity in NL                             (48)         (25,259)         (16,661)

  Equity in loss of NL                                    (308)         (10,925)         (44,778)
                                                      --------         --------         --------

      Loss before income taxes                            (356)         (36,184)         (61,439)

  Income tax benefit (expense)                          (1,084)           2,061            1,291
                                                      --------         --------         --------

      Loss from continuing operations                   (1,440)         (34,123)         (60,148)

Discontinued operations                                    (76)             442            7,536
Extraordinary item                                        -                -              (4,953)
Cumulative effect of changes in
 accounting principles                                    -             (31,902)            -
                                                      --------         --------         --------

      Net loss                                        $ (1,516)        $(65,583)        $(57,565)
                                                      ========         ========         ========

Income (loss) per common share:
  Continuing operations                               $   (.20)        $  (4.64)        $  (8.18)
  Discontinued operations                                 (.01)             .06             1.02
  Extraordinary item                                       -                -               (.68)
  Cumulative effect of changes in
   accounting principles                                   -              (4.34)             -
                                                      --------         --------         --------

      Net loss                                        $   (.21)        $  (8.92)        $  (7.84)
                                                      ========         ========         ========

Cash dividends per share                              $    .60         $    .60         $    -
                                                      ========         ========         ========

Weighted average common shares outstanding               7,385            7,350            7,354
                                                      ========         ========         ========

* Reclassified

          See accompanying notes to consolidated financial statements.

                      TREMONT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   Years ended December 31, 1991, 1992, 1993

                                 (In thousands)


                                                                                  Adjustments
                                                                     ------------------------------------
                                            Additional  Accumulated                                                       Total
                                 Common       paid-in    earnings      Currency    Marketable   Pension     Treasury   stockholders'
                                  stock       capital    (deficit)   translation   securities liabilities    stock        equity
                                ---------   ----------   ---------   -----------   ---------- -----------  ----------  -------------
Balance at December 31, 1990   $   7,404     $ 199,185   $  24,984    $     745    $     -      $    -     $    -      $ 232,318

Net loss                            -             -         (1,516)        -             -           -          -         (1,516)
Dividends declared                  -             -         (4,447)        -             -           -          -         (4,447)
Common stock issued                   103        1,236        -            -             -           -          -          1,339
Adjustments                         -             -           -          (1,870)        (106)                   -         (1,976)
Purchase of common stock            -             -           -            -            -            -        (3,596)     (3,596)
                               ---------     ---------   ---------    ---------    ---------    ---------  ---------   ---------

Balance at December 31, 1991       7,507       200,421      19,021       (1,125)        (106)        -        (3,596)    222,122

Net loss                            -             -        (65,583)        -             -           -          -        (65,583)
Dividends declared                  -             -         (4,402)        -             -           -          -         (4,402)
Common stock issued                    19          128        -            -             -           -          -            147
Adjustments                         -             -           -          (3,017)         (12)                   -         (3,029)
                               ---------     ---------   ---------    ---------    ---------    ---------  ---------   ----------

Balance at December 31, 1992       7,526       200,549     (50,964)      (4,142)        (118)        -        (3,596)    149,255

Net loss                            -             -        (57,565)        -            -            -          -        (57,565)
UTSC conversion (Note 2)            -           30,765        -               5         -             270       -         31,040
Adjustments                         -             -           -          (2,434)        (180)      (1,694)      -         (4,308)
                               ---------     ---------   ---------    ---------    ---------    ---------  ---------   ---------

Balance at December 31, 1993   $   7,526     $ 231,314   $(108,529)   $  (6,571)  $     (298)   $  (1,424) $  (3,596)  $ 118,422
                               =========     =========   =========    =========   ==========    =========  =========   =========



          See accompanying notes to consolidated financial statements.

                      TREMONT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1991, 1992 and 1993

                                 (In thousands)

                                                        1991*         1992*         1993
                                                        ----          ----          ----
Cash flows from operating activities:
  Net loss                                           $ (1,516)     $(65,583)      $(57,565)
                                                     --------      --------       --------
  Adjustments:
    Depreciation and amortization                       2,740         3,219          4,645
    Restructuring charge                                 -             -             4,700
    Noncash OPEB expense                                 -            1,266            (13)
    Deferred income taxes                               3,138            32          4,108
    Equity in loss of NL                                  308        10,925         49,731
    Dividends from NL                                     369         2,908           -
    Gain from sale of gold venture                       -             -            (5,500)
    Securities transactions                            (2,083)         (648)          (217)
    Loss on property and other assets                   3,359         5,940           -
    Discontinued operations                                76          (442)        (7,536)
    Bentonite, net                                      1,082         1,186          1,375
    Other, net                                            913           410         (2,127)
    Change in assets and liabilities:
      Accounts and notes receivable                    15,523        (4,126)          (649)
      Inventories                                       6,465         5,503          4,577
      Accounts with related parties                      (104)         (755)          (306)
      Accounts payable and accrued
       liabilities                                     (4,687)        5,814          8,127
      Income taxes                                        567           125         (1,967)
      Other, net                                       (1,351)       (1,465)           134
    Cumulative effect of changes
      in accounting principles                           -           31,902           -
                                                     --------      --------       --------
                                                       26,315        61,794         59,082
                                                     --------      --------       --------
        Net cash provided (used) by
         operating activities                          24,799        (3,789)         1,517
                                                     --------      --------       --------

Cash flows from investing activities:
  Capital expenditures                                (30,312)      (67,712)       (16,335)
  Proceeds from disposition of:
    Bentonite                                            -             -            20,198
    Gold venture                                         -             -             5,500
    Marketable securities                              91,524        21,926         14,191
    Property held for sale                              1,615             3            336
  Collection of:
    Receivables                                           701           709            402
    Loans to related parties                            1,126          -              -
  Purchases of:
    Marketable securities                            (114,565)       (1,574)       (20,077)
    Interest in NL                                    (92,000)      (10,130)          -
    Interest in other affiliates                         (192)       (4,308)          -
  Bentonite, net                                       (1,189)       (1,121)        (1,050)
                                                     --------      --------       --------

        Net cash provided (used) by
         investing activities                        (143,292)      (62,207)         3,165
                                                     --------      --------       --------

                      TREMONT CORPORATION AND SUBSIDIARIES

                  Years ended December 31, 1991, 1992 and 1993

                                 (In thousands)

                                                        1991*        1992*        1993
                                                        ----         ----         ----
Cash flows from financing activities:
  Notes payable and long-term debt:
    Additions                                       $  92,937      $77,903      $ 1,641
    Principal payments                                (73,989)     (22,811)      (6,967)
  Dividends                                            (3,747)      (5,102)        -
  Bentonite, net                                          (53)          (58)       (110)
  Other, net                                           (3,054)         185         (126)
                                                    ---------      -------      -------

        Net cash provided (used) by
         financing activities                          12,094       50,117       (5,562)
                                                    ---------      -------      -------

Cash and cash equivalents:
  Net increase (decrease) from:
    Operating, investing and financing
     activities                                      (106,399)     (15,879)        (880)
    Elimination of Bentonite net change                   (57)           37          31
    Currency translation                                  (22)        (127)          (3)
                                                    ---------      -------      -------
                                                     (106,478)     (15,969)        (852)
  Balance at beginning of year                        132,197       25,719        9,750
                                                    ---------      -------      -------

  Balance at end of year                            $  25,719      $ 9,750      $ 8,898
                                                    =========      =======      =======

Supplemental disclosures - cash paid for:
    Interest, net of amount capitalized             $   3,846      $ 1,537      $ 1,023
    Income taxes (refund)                              (3,552)      (1,760)      (3,437)

* Reclassified

          See accompanying notes to consolidated financial statements.

                      TREMONT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Organization and basis of presentation:

         Tremont Corporation is principally a holding company with operations conducted through its 75%-owned subsidiary, Titanium Metals Corporation ("TIMET"), and 18%-owned affiliate, NL Industries, Inc. Valhi, Inc. held approximately 48% of Tremont's outstanding common stock and 49% of NL's outstanding common stock at December 31, 1993. Contran Corporation holds, directly or through subsidiaries, approximately 90% of Valhi's outstanding common stock. All of Contran's outstanding voting stock is held by trusts established for the benefit of the children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee. Mr. Simmons may be deemed to control each of Contran, Valhi and Tremont.

         On October 29, 1990, Baroid Corporation ("Old Baroid") implemented a plan of restructuring to separate its (i) petroleum services businesses and
(ii) titanium metals and bentonite mining businesses into two publicly traded companies. The separation was effected through a prorata distribution (the "Distribution") of 100% of the outstanding common stock of a newly formed company holding the petroleum services businesses ("New Baroid") to Old Baroid stockholders of record as of October 29, 1990. Old Baroid subsequently changed its name to "Tremont Corporation" and New Baroid changed its name to "Baroid Corporation". For financial reporting purposes the Distribution was considered a reverse spin-off and accounted for as if Baroid had formed Tremont as a separate company and distributed Tremont's common stock pro rata to Baroid's stockholders. In conjunction with the Distribution, Tremont entered into various agreements as described in Note 15.

         Immediately after the Distribution, Tremont continued to conduct its titanium metals and bentonite mining businesses. In July 1993, Tremont sold its bentonite mining business ("Bentonite") to Baroid for $20 million cash and, accordingly, Bentonite is reported as discontinued operations for all periods presented. In 1994, Baroid was acquired by Dresser Industries, Inc.

Note 2 -- Summary of significant accounting policies:

Principles of consolidation

         The accompanying consolidated financial statements include the accounts of Tremont and its majority-owned subsidiaries (collectively, the "Company"). All material intercompany accounts and balances have been eliminated.

Translation of foreign currencies

         Assets and liabilities of subsidiaries whose functional currency is deemed to be other than the U.S. dollar are translated at year-end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments and the Company's equity in translation adjustments of less than majority-owned affiliates accounted for by the equity method are accumulated in the currency translation adjustments component of stockholders' equity, net of related deferred income taxes. Currency transaction gains and losses are recognized in income currently.

Cash and cash equivalents

         Cash equivalents include U.S. Treasury securities purchased under short-term agreements to resell, bank deposits and similar items with original maturities of three months or less.

Marketable and other securities and securities transactions

         The Company and NL each adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective December 31, 1993.

         Under SFAS No. 115, the Company's portfolio of marketable debt and equity securities are carried at market. Unrealized gains and losses on trading securities are recognized in income currently. Unrealized gains and losses on available-for-sale securities, and the Company's equity in unrealized gain and loss adjustments of less than majority-owned affiliates, are accumulated in the marketable securities adjustment component of stockholders' equity, net of related deferred income taxes. Realized gains and losses are based upon the specific identification of the securities sold. Upon adoption of SFAS No. 115, the Company classified its portfolio of U. S. Treasury securities as trading securities.

         SFAS No. 115 superseded SFAS No. 12 under which marketable securities were generally carried at the lower of aggregate market or amortized cost and unrealized net gains were not recognized.

Inventories and cost of sales

         Inventories are stated at the lower of cost or market. The last-in, first-out ("LIFO") method is used to determine the cost of substantially all titanium metals inventories. Other inventories are stated at average cost. Sales are generally recorded when products are shipped.

Investments in NL and joint ventures

         Investments in NL and more than 20%-owned but less than majority-owned entities are accounted for by the equity method. Differences between the cost of each such investment and the underlying equity in the historical carrying amounts of the entity's net assets are allocated among the respective assets and liabilities based upon estimated relative fair values. Such differences are charged or credited to income as the entities depreciate, amortize or dispose of the related net assets. At December 31, 1993, the unamortized net difference relating to NL was $70 million, of which $29 million is goodwill being amortized over 40 years, with substantially all of the remainder attributable to NL's property and equipment. The unamortized net basis difference is greater than the Company's $22 million net carrying amount of its investment in NL because NL reports a shareholders' deficit on its separate historical basis of accounting.

Property, equipment, depreciation and amortization

         Property and equipment are stated at cost. Interest costs related to major, long-term capital projects are capitalized as a component of construction costs and were $1.5 million in 1991, $4.9 million in 1992 and $3.1 million in 1993. Maintenance, repairs and minor renewals are expensed; major improvements are capitalized.

         TIMET's new vacuum distillation process ("VDP") titanium sponge facility commenced start-up in 1993. Depreciation related to the VDP plant is computed on a units-of-production method based on the pounds of sponge produced. Depreciation related to other assets is computed principally on the straight-line method over the estimated useful lives of 15 to 40 years for buildings and 5 to 18 years for machinery and equipment.

Research and development

         Research and development expense approximated $2 million in each of 1991, 1992 and 1993.

Employee benefit plans

         Accounting and funding policies for retirement plans and postretirement benefits other than pensions ("OPEB") are described in Note 11.

Reduction of interest in TIMET

         In December 1993, Union Titanium Sponge Corporation ("UTSC"), a Japanese consortium, exercised its option to convert its $75 million of debentures into 25% of TIMET's outstanding voting common stock ("UTSC conversion"). Tremont recorded a $31 million increase in its stockholders' equity, net of deferred income taxes, as a result of this transaction.

Income taxes

         Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in subsidiaries and unconsolidated affiliates not included in the consolidated tax group.

         TIMET was a member of Tremont's consolidated United States federal income tax group from March 1990 until the December 1993 UTSC conversion. TIMET is presently included in a consolidated tax group separate from Tremont.

         In connection with the Distribution, Tremont and Baroid entered into a tax sharing agreement which sets forth certain obligations of each entity with respect to federal, state, foreign and local taxes for the periods during which they were both included in the Old Baroid tax group. Pursuant to this agreement, Baroid has indemnified the Company for any income taxes and related interest paid by the Company which are attributable to a member of Baroid's U.S. federal income tax group subsequent to the Distribution. Tremont was also a party to a consolidated federal income tax liability sharing agreement pursuant to which NL indemnified the Old Baroid tax group for any additional U.S. federal income taxes or related interest for periods prior to the separation of Old Baroid from NL in December 1988.

Income (loss) per share of common stock

         All share and per share information in this Annual Report on Form 10-K reflects the May 14, 1991 one-for-ten reverse common stock split. Income (loss) per common share is based upon the weighted average number of Tremont common shares outstanding. Common stock equivalents and other securities are excluded from the calculation because they are either antidilutive or because the effect is not material.

Extraordinary item

         The extraordinary item in 1993 relates to Tremont's equity in NL's extraordinary loss resulting from NL's early extinguishment of indebtedness.

Note 3 -- Business and geographic segments:

                                                            Years ended December 31,
                                                     --------------------------------------
                                                       1991          1992            1993
                                                       ----          ----            ----
                                                               (In thousands)
Net sales                                            $155,684      $153,869        $151,177
                                                     ========      ========        ========

Operating income (loss):
  Before restructuring charge                        $  4,802      $ (9,727)       $(12,007)
  Restructuring charge                                   -             -             (4,700)
                                                     --------      --------        --------
                                                        4,802        (9,727)        (16,707)

General corporate income (expense):
  Gain on sale of gold venture                           -             -              5,500
  Securities transactions                               2,083            648            217
  Interest income                                       8,220         1,952             845
  Loss on property and other assets                    (3,359)       (5,940)           -
  Other, net                                           (7,981)       (8,511)         (2,250)
Interest expense                                       (3,813)       (3,681)         (4,266)
                                                     --------      --------        --------

  Loss before equity in NL                                (48)      (25,259)        (16,661)

Equity in loss of NL                                     (308)      (10,925)        (44,778)
                                                     --------      --------        --------

  Loss before income taxes                           $   (356)     $(36,184)       $(61,439)
                                                     ========      ========        ========

Capital expenditures (a):
  Titanium metals                                    $ 30,094      $ 74,903        $ 13,589
  Corporate                                               218           377               5
                                                     --------      --------        --------

                                                     $ 30,312      $ 75,280        $ 13,594
                                                     ========      ========        ========

Depreciation and amortization:
  Titanium metals                                    $  2,725      $  3,170        $  4,609
  Corporate                                                15            49              36
                                                     --------      --------        --------

                                                     $  2,740      $  3,219        $  4,645
                                                     ========      ========        ========


______________

(a) Capital expenditures in 1993 include capitalized interest of $3.1 million ($2.6 million non-cash) and exclude payment of previously accrued capital expenditures of $5.3 million. Capital expenditures in 1992 include $7.6 million of accrued expenditures.

         Substantially all of the Company's sales and operating income are derived from U.S.-based operations. Export sales were $26.5 million in 1991, $29.6 million in 1992 and $43.9 million in 1993. Over two-thirds of such export sales were to Europe.

         TIMET recorded a $4.7 million restructuring charge in 1993 related to the closing of certain service centers in 1993 and severance costs associated with reductions in TIMET's workforce expected to occur principally in 1994. Operating income for 1991, 1992 and 1993 includes pretax income of $1.3 million, $.8 million and $.2 million, respectively, resulting from the reduction of LIFO inventory quantities.

         The Company's captive insurance subsidiary ("TRE Insurance") reinsured certain risks of the Company, Baroid, NL and their respective subsidiaries and also participated on various third party reinsurance treaties. All of the reinsurance business is in a runoff basis. Results of the Company's captive insurance operations, which are not significant, are included in general corporate income (expense). See Note 15.

Identifiable assets

                                                        December 31,
                                                   -----------------------
                                                    1992            1993
                                                    ----            ----
                                                       (In thousands)
  Business segments:
    Titanium metals                                $267,024       $262,496
    Corporate                                        66,069         59,074
    Investment in NL                                 76,499         22,294
    Investment in Bentonite                           8,682           -
    Eliminations                                    (19,934)       (20,694)
                                                   --------       --------

                                                   $398,340       $323,170
                                                   ========       ========

  Geographic segments:
    United States                                  $306,604       $290,388
    Europe                                            6,555         10,488
    Investment in NL                                 76,499         22,294
    Investment in Bentonite                           8,682           -
                                                   --------       --------

                                                   $398,340       $323,170
                                                   ========       ========


         Corporate assets consist principally of cash and cash equivalents, marketable securities, deferred income taxes, property held for sale, and intercompany receivables which principally comprise the eliminations.

Note 4 -- Investment in NL and joint ventures:

         In December 1991, Tremont purchased 7.8 million shares of NL common stock from Valhi in a privately-negotiated transaction at a price of $11.75 per share, or an aggregate $92 million. Tremont purchased an additional 1.3 million shares of NL common stock in market transactions during 1992 for an aggregate cost of $10 million, increasing Tremont's holdings to 9.1 million shares or 18% of NL's outstanding common stock. Valhi may be deemed to control each of NL and Tremont and, accordingly, Tremont reports its interest in NL by the equity method. At December 31, 1993, the net carrying amount of the Company's investment in NL was $2.46 per share, and the NYSE quoted market price of NL common stock was $4.50 per share. See Item 7 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for summarized information relating to the results of operations, financial position and cash flows of NL, which information is incorporated herein by reference.

         The Company's joint ventures' aggregate unaudited revenues and net income in 1993 approximated $60 million and $12 million, respectively, while the Company's related equity in earnings was $3.5 million.

Note 5 -- Inventories:

                                                        December 31,
                                                    ---------------------
                                                     1992           1993
                                                     ----           ----
                                                       (In thousands)
Raw materials                                       $ 7,276       $ 5,431
In process and finished products                     46,679        43,950
Supplies                                              3,371         3,259
                                                    -------       -------

                                                    $57,326       $52,640
                                                    =======       =======


         The average cost of LIFO inventories exceeded the net carrying amount of such inventories by approximately $11 million and $13 million at December 31, 1992 and 1993, respectively.

Note 6 -- Other noncurrent assets:

                                                            December 31,
                                                      -----------------------
                                                       1992             1993
                                                       ----             ----
                                                          (In thousands)
Restricted securities                                 $ 8,809         $ 7,729
Property held for sale                                  2,500           2,339
Other                                                   3,560           3,357
                                                      -------         -------

                                                      $14,869         $13,425
                                                      =======         =======

Note 7 -- Accounts payable and accrued liabilities:

                                                        December 31,
                                                   ----------------------
                                                    1992            1993
                                                    ----            ----
                                                       (In thousands)
Accounts payable                                   $19,764        $23,304

Accrued liabilities:
  OPEB cost                                          3,015          2,881
  Pension cost                                         351          1,413
  Other employee benefits                           10,645          9,183
  Restructuring cost                                 -              4,238
  Miscellaneous taxes                                1,416          1,781
  Other                                              5,522          5,593
                                                   -------        -------

                                                   $40,713        $48,393
                                                   =======        =======

Note 8 -- Long-term debt:

                                                        December 31,
                                                    ---------------------
                                                     1992          1993
                                                     ----          ----
                                                      (In thousands)
Convertible subordinated debentures                 $75,000       $  -
                                                    =======       =======

U.S. bank credit agreement:
  Revolver                                          $26,308       $27,648
  Term                                               23,750        18,750
Other                                                 5,700         3,893
                                                    -------       -------
                                                     55,758        50,291
Less current maturities                               6,807         6,807
                                                    -------       -------

                                                    $48,951       $43,484
                                                    =======       =======


         TIMET's convertible subordinated debentures were issued to UTSC, and provided the majority of the financing for TIMET's new VDP titanium sponge facility. In December 1993, UTSC exercised its option to convert its $75 million of subordinated debentures into 25% of TIMET's outstanding Class A common stock. The debentures accrued interest at a weighted average rate of 8.4% through May 1993 when such interest ceased accruing. UTSC allowed TIMET to defer $6 million of interest payments, originally due prior to July 1993, until June 1994. Such deferred interest accrues interest at 10.4% and continues to be collateralized by VDP related equipment. The Investors' Agreement with UTSC contains stockholder protections and other covenants customary in transactions of this type. In connection with UTSC's conversion, Tremont made an aggregate $9 million capital contribution of intercompany notes and accrued interest to TIMET.

         TIMET's U.S. bank agreement provides for (i) a $30 million revolving credit/letter of credit facility maturing not later than March 1995, and (ii) a term loan facility due in equal quarterly installments of $1.25 million through 1997. Borrowings under this facility, as amended in October 1993, accrue interest at the borrower's option at the prime rate plus 1.5%, LIBOR plus 3.5%, or a CD rate plus 3.75%. At December 31, 1993, the weighted average interest rate on outstanding revolver and term loan borrowings was 7%. Borrowings are limited to a formula-determined amount of accounts receivable and inventories and are collaterized by substantially all of TIMET's assets. The bank agreement limits TIMET's additional indebtedness, payment of dividends and transactions with affiliates, requires the maintenance of certain financial ratios and amounts, and contains other covenants customary in lending transactions of this type. At December 31, 1993, TIMET was not permitted to pay dividends under this bank agreement and restricted net assets of TIMET included in the Company's consolidated net assets was $80 million. TIMET's bank debt reprices with changes in market interest rates and, accordingly, the carrying amount of such debt is deemed to approximate market value.

         At December 31, 1993, the Company had approximately $9 million of outstanding letters of credit issued under a Dresser credit agreement. The Company reimburses Dresser for any fees and expenses related to these letters of credit and for any amounts drawn thereunder.

         The aggregate maturities of long-term debt at December 31, 1993 are shown in the table below.

Years ending December 31,                       Amount
- -------------------------                       ------
                                            (In thousands)
  1994                                         $  6,807
  1995                                           34,454
  1996                                            5,140
  1997                                            3,890
                                               --------

                                               $ 50,291
                                               ========

Note 9 -- Income taxes:

         Summarized below are (i) the components of the pretax loss from continuing operations (ii) the difference between the income tax benefit attributable to the pretax loss and the amounts that would be expected using the U.S. federal statutory income tax rate of 34% in 1991 and 1992 and 35% in 1993, (iii) the components of the income tax benefit attributable to the pretax loss, and (iv) the components of the comprehensive tax benefit.

                                                              Years ended December 31,
                                                     ------------------------------------------
                                                       1991             1992             1993
                                                       ----             ----             ----
                                                                   (In thousands)
Expected income tax benefit                          $    121          $12,303          $21,504
Incremental tax and rate differences on
 equity in income of companies not
 included in the consolidated tax group                  (748)            (736)             318
Valuation allowance                                      -              (9,371)         (21,667)
U.S. state income taxes, net                             (133)            (239)            (125)
Rate change adjustment of deferred taxes                 -                -                 610
Other, net                                               (324)             104              651
                                                     --------          -------         --------

                                                     $ (1,084)        $  2,061         $  1,291
                                                     ========         ========         ========

Income tax benefit (expense):
  Currently refundable (payable):
    U.S. federal                                     $  2,111         $  2,225         $  5,512
    U.S. state                                           (325)            (182)            (100)
    Non-U.S.                                              268               50              (13)
                                                     --------         --------         --------
                                                        2,054            2,093            5,399
  Deferred income taxes, principally U.S.              (3,138)             (32)          (4,108)
                                                     --------         --------         --------

                                                     $ (1,084)        $  2,061         $  1,291
                                                     =========        ========         ========

Pretax income (loss):
  U.S.                                               $    653         $(34,564)        $(60,737)
  Non-U.S.                                             (1,009)          (1,620)            (702)
                                                     --------         --------         --------

                                                     $   (356)        $(36,184)        $(61,439)
                                                     ========         ========         ========


                                                               Years ended December 31,
                                                      -----------------------------------------
                                                        1991            1992             1993
                                                        ----            ----             ----
                                                                   (In thousands)
Comprehensive tax benefit (provision)
 allocable to:
  Pretax income                                       $(1,084)         $ 2,061          $ 1,291
  Discontinued operations                                  22             (195)          (3,922)
  Stockholders' equity, deferred taxes
   allocable to foreign currency
   translation                                           -               1,304            1,358
                                                      -------          -------          -------

                                                      $(1,062)         $ 3,170          $(1,273)
                                                      =======          =======          =======


         Changes in deferred income taxes resulting from adopting new accounting standards are discussed in Note 13.

         Deferred income tax expense in 1991 (a disclosure not required after adopting of SFAS No. 109 in 1992) principally relates to depreciation.

The components of deferred taxes are summarized below:

                                                             December 31,
                                        ------------------------------------------------------
                                                  1992                           1993
                                        -----------------------       ------------------------
                                        Assets      Liabilities       Assets       Liabilities
                                        ------      -----------       ------       -----------
                                                            (In millions)
Temporary differences relating to
  net assets:
   Inventories                          $   -           $ (7.6)       $   -            $ (7.3)
   Property and equipment                   -             (1.3)           -              (3.6)
   Accrued OPEB cost                      19.5              -           19.7               -
   Accrued liabilities                     9.3              -           12.7               -
   Other taxable differences                -             (5.0)           -              (6.6)
   Investments in subsidiaries
    and affiliates, including
    foreign currency
    translation adjustments               23.4              -           23.8               -
Tax loss and credit carryforwards          8.3              -           12.1               -
Valuation allowance                      (25.6)             -          (49.4)              -
                                        ------          ------        ------           ------
  Gross deferred tax assets
   (liabilities)                          34.9           (13.9)         18.9            (17.5)

Netting                                   (9.3)            9.3         (13.0)            13.0
                                        -------         ------        ------           ------

  Net noncurrent deferred tax
   asset (net current deferred
   tax liabilities)                     $ 25.6          $ (4.6)       $  5.9           $ (4.5)
                                        ======          ======        ======           ======


         Subsequent to the adoption of SFAS 106 and 109, the valuation allowance increased by $9.4 million in 1992 and $23.8 million in 1993.

         At December 31, 1993, Tremont and TIMET had, for U.S. federal income tax purposes, allocated net operating loss carryforwards of $.9 million and $24.5 million, respectively, expiring in 2007 and 2008. However, for financial reporting purposes, and pursuant to the tax sharing agreement, TIMET's operating loss carryforward is $15 million. The Company has foreign tax credit carryforwards of $3 million expiring in 1994 and 1995.

Note 10 -- Other, net:

                                                      Years ended December 31,
                                                  -------------------------------
                                                    1991        1992        1993
                                                    ----        ----        ----
                                                          (In thousands)
Gain on sale of gold venture                      $  -        $  -        $ 5,500
Securities transactions                             2,083         648         217
Interest income                                     8,220       1,952         845
Loss on property and other assets                  (3,359)     (5,940)       -
Equity in earnings (losses) of affiliates            (413)         13       3,540
Other, net                                           (475)        (91)        642
                                                  -------     -------     -------

                                                  $ 6,056     $(3,418)    $10,744
                                                  =======     =======     =======

Note 11 -- Employee benefit plans:

Incentive compensation plans

         Substantially all of TIMET's employees, including TIMET's domestic union employees, participate in variable compensation programs which provide for incentive bonuses.The incentive bonuses are based upon TIMET's financial performance and, under certain circumstances, the individual performance of the employee. Certain of TIMET's domestic union employees are guaranteed a minimum $1,500 award per year through July 1994. The cost of these plans was $2.6 million in 1991, $1.3 million in 1992 and $1.1 million in 1993.

Defined contribution plans

         Substantially all of TIMET's domestic nonunion employees are eligible to participate in contributory savings plans with partial matching employer contributions based on the profitability of TIMET. Certain of TIMET's domestic union employees are also eligible to participate in the contributory savings plan. Substantially all of TIMET's domestic nonunion employees also participate in a defined contribution pension plan with contributions based upon the profitability of TIMET. The cost of these pension and savings plans was nil in 1991 and 1992 and $.1 million in 1993.

Defined benefit pension plans

         TIMET maintains noncontributory defined benefit pension plans covering substantially all of its domestic union employees and a portion of its salaried workforce. Defined pension benefits are generally based on years of service and compensation, and the related expense is based upon independent actuarial valuations. TIMET's funding policy is to contribute annually amounts satisfying the funding requirements of the Employee Retirement Income Security Act of 1974, as amended. The defined benefit pension plan for nonunion employees has been amended so that no further benefits for years of service accrue.

         The funded status of TIMET's defined benefit pension plans and the components of net periodic defined benefit pension cost are set forth below. The rates used in determining the actuarial present value of the benefit obligations at December 31, 1993 were: (i) discount rate - 7.5% (8% in 1992), and (ii) rate of increase in future compensation levels - 3% to 7.4% (nil to 8.4% in 1992). The expected long-term rate of return on assets used was 9% (10% in 1992). Plan assets are primarily comprised of U.S. government obligations, corporate stocks and bonds.

                                                     Assets exceed                 Accumulated
                                                      accumulated                   benefits
                                                        benefits                  exceed assets
                                                      December 31,                 December 31,
                                                 ----------------------       ----------------------
                                                  1992           1993          1992           1993
                                                  ----           ----          ----           ----
                                                                    (In thousands)
Actuarial present value of benefit
 obligations:
  Vested benefit obligations                     $31,342        $15,173       $ 5,990        $26,277
  Nonvested benefits                               3,756          1,313           434          2,240
                                                 -------        -------       -------        -------

  Accumulated benefit obligations                 35,098         16,486         6,424         28,517
  Effect of projected salary
   increases                                         617            208         1,428          2,227
                                                 -------        -------       -------        -------

  Projected benefit obligations                   35,715         16,694         7,852         30,744
Plan assets at fair value                         37,132         17,215         4,332         26,868
                                                 -------        -------       -------        -------
Plan assets over (under) projected
 benefit obligations                               1,417            521        (3,520)        (3,876)
Unrecognized net loss from
 experience different from
 actuarial assumptions                             4,319          2,021         2,197          5,430
Unrecognized prior service cost                    1,542            543           498          1,262
Unrecognized net assets being
 amortized over 14 years                          (4,305)        (1,667)         (104)        (2,112)
Adjustment to recognize
 minimum liability                                  -              -           (1,164)        (2,353)
                                                 -------        -------       -------        -------
Total prepaid (accrued)
 pension cost                                      2,973          1,418        (2,093)        (1,649)
Current portion                                     -              -             (351)        (1,413)
                                                 -------        -------       -------        -------
  Noncurrent prepaid (accrued)
   pension costs                                 $ 2,973        $ 1,418       $(1,742)       $  (236)
                                                 =======        =======       =======        =======



                                                            Years ended December 31,
                                                        --------------------------------
                                                          1991        1992         1993
                                                          ----        ----         ----
                                                                (In thousands)
Service cost benefits earned                            $   744     $   770      $   750
Interest cost on projected benefit obligations            3,092       3,273        3,406
Actual return on plan assets                             (7,182)     (3,504)      (4,677)
Net amortization and deferrals                            3,587        (677)         839
                                                        -------     -------      -------

                                                        $   241     $  (138)     $   318
                                                        =======     =======      =======


         The pension liabilities component of stockholders' equity includes the Company's equity in amounts recorded by NL.

Postretirement benefits other than pensions

         TIMET provides certain postretirement health care and life insurance benefits to eligible retired employees. Under plans currently in effect, substantially all of TIMET's currently active employees would become eligible for these benefits if they reach normal retirement age while working for TIMET. Net pay-as-you-go expense prior to adoption of SFAS No. 106 for these postretirement benefits was $2.3 million in 1991.

         Tremont retained the obligations for certain postretirement health care and life insurance benefits provided to eligible Old Baroid employees who retired prior to the Distribution. Net pay-as-you-go expense prior to adoption of SFAS No. 106 for these postretirement benefits was $1.9 million in 1991.

         The components of net periodic OPEB costs and accumulated OPEB obligations are set forth below. The rates used in determining the actuarial present value of the accumulated OPEB obligations at December 31, 1993 were (i) discount rate -7.5% (7.75% in 1992), (ii) rate of increase in future compensation levels - nil to 7.4% (nil to 6% in 1992), and (iii) rate of increase in future health care costs - 14% in 1994, gradually declining to 6% in 2016 and thereafter. If the health care cost trend rate was increased by one percentage point for each year, OPEB expense would have increased approximately $.6 million in 1993, and the actuarial present value of accumulated OPEB obligations at December 31, 1993 would have increased approximately $4 million.

                                                            Years ended
                                                            December 31,
                                                    ---------------------------
                                                      1992               1993
                                                      ----               ----
                                                           (In thousands)
Actuarial present value of accumulated OPEB
obligations:
  Retiree benefits                                  $ 29,603           $ 28,580
  Other fully eligible active plan                    10,493              4,414
participants
  Other active plan participants                       6,971              8,521
                                                    --------           --------
                                                      47,067             41,515
Unrecognized net gain (loss) from experience
 different from actuarial assumptions                   (470)             5,723
Unrecognized prior service credit                      7,950              7,296
                                                    --------           --------

Total accrued OPEB cost                               54,547             54,534
Less current portion                                   3,015              2,881
                                                     -------           --------

  Noncurrent accrued OPEB cost                      $ 51,532           $ 51,653
                                                    ========           ========


                                                              Years ended
                                                              December 31,
                                                      ---------------------------
                                                        1992               1993
                                                        ----               ----
                                                             (In thousands)
Service cost benefits earned                               752                428
Interest cost on accumulated OPEB obligations            4,122              2,993
Net amortization and deferrals                            -                  (781)
                                                      --------           --------
                                                      $  4,874           $  2,640
                                                      ========           ========

Note 12 -- Stockholders' equity:

Common stock

                                                                Shares of Common Stock
                                                      -------------------------------------------
                                                      Issued         Reacquired       Outstanding
                                                      ------         ----------       -----------
                                                                   (In thousands)
Outstanding at December 31, 1990                       7,404             -                7,404
Exercise of options                                       65             -                   65
Restricted shares, net                                    38             -                   38
Reacquired                                              -                (173)             (173)
                                                      ------           -------           -------
Outstanding at December 31, 1991                       7,507             (173)            7,334

Exercise of options                                       21             -                   21
Restricted shares, net                                    (2)            -                   (2)
                                                      -------         -------           -------

Outstanding at December 31, 1992 and 1993              7,526             (173)            7,353
                                                      ======           =======           ======


Stock options and restricted stock

         TIMET has a long-term performance incentive plan that provides for discretionary grants of restricted stock, stock options and stock appreciation rights covering a maximum of 10,000 shares of TIMET's nonvoting Class B common stock. TIMET Class B shares are redeemable, at the option of the holder, at fair value as determined by TIMET's Board of Directors. Prior to 1990, TIMET granted certain employees options to purchase 3,050 shares of Class B common stock at an exercise price of $200 per share. During 1990, (i) options to purchase 125 shares were canceled, (ii) options to purchase 1,170 shares of TIMET Class B common stock became exercisable and were exercised, and (iii) TIMET redeemed all then outstanding Class B shares for an aggregate $1.4 million. During 1991 all remaining TIMET options were converted into Tremont restricted stock and no TIMET options or Class B common stock are currently outstanding.

         Tremont has a long-term performance incentive plan that provides for discretionary grants of restricted stock, stock options and stock appreciation rights. Options generally vest ratably over a five year period and expire ten years from the date of grant. Restricted stock, forfeitable under certain conditions, is held in escrow in the name of the grantee until the restriction period of up to five years expires. At December 31, 1993, 216 restricted shares were outstanding.

         Tremont's 1993 Non-Employee Director Stock Option Plan provides that options to purchase 1,000 shares of Tremont common stock are automatically granted once a year to each non-employee director. Options are granted at a price equal to the fair market value of such stock on the date of grant, generally vest one year and expire five years from date of grant.

         Changes in options outstanding under the Company's long-term performance incentive plan are summarized in the table below. At December 31, 1993, options to purchase 36,000 shares were exercisable and options to purchase an additional 35,000 shares become exercisable in 1994. At December 31, 1993, 35,000 shares were available for future grant under the Company's long term performance incentive plan and Tremont's Non- Employee Director Stock Option Plan.

                                                                 Exercise             Amount payable
                                              Shares          price per share          upon exercise
                                              ------          ---------------         --------------
                                                    (In thousands, except per share amounts)
Outstanding at December 31, 1990                131              $4.69-22.22               $1,264
Exercised                                       (65)               8.44-9.68                 (566)
                                                ---              -----------               ------

Outstanding at December 31, 1991                 66               4.69-22.22                  698
Granted                                          88              16.00-18.75                1,650
Exercised                                       (21)               8.44-9.68                 (186)
                                                ---              -----------               ------

Outstanding at December 31, 1992                133               4.69-22.22                2,162
Granted                                         112                     8.81                  987
Canceled                                        (15)              8.81-18.75                 (245)
                                                ---              -----------               ------

Outstanding at December 31, 1993                230              $4.69-22.22               $2,904
                                                ===              ===========               ======


Note 13 -- Changes in accounting principles:

Marketable securities (SFAS No. 115)

         The Company and NL each elected early compliance with SFAS No. 115 effective December 31, 1993. The cumulative effect of such change in accounting principles was not material.

OPEB (SFAS No. 106) and income taxes (SFAS No. 109)

         The company and NL each elected (i) early compliance with both SFAS No. 106 and SFAS No.109 as of January 1, 1992; (ii) to apply SFAS No. 109 prospectively and not restate prior years; and (iii) immediate recognition of the OPEB transition obligation. The cumulative effect of changes in accounting principles adjustment is shown in the table below. The amounts attributable to the Company's investment in NL consists of the Company's equity in the respective historical amounts reported by NL and applicable adjustment of certain of the Company's purchase accounting basis differences originally recorded net-of-tax at rates differing from current rates.

                                                         Amount
                                                     --------------
                                                     (In thousands)
Increase (decrease) in net assets at January
1, 1992:
  Inventories                                          $   6,850
  Investment in NL                                        (5,464)
  Accrued OPEB cost                                      (53,567)
  Deferred income taxes, net                              20,279
                                                       ---------

    Loss from cumulative effect of changes in
     accounting principles                             $ (31,902)
                                                       =========

Note 14 -- Discontinued operations:

         The components of Tremont's discontinued bentonite mining business are presented below:

                                                            Year ended December 31,
                                                         -----------------------------
                                                           1992                 1993
                                                           ----                 ----
                                                                (In thousands)
Operating results of Bentonite:

Net sales                                                $15,522               $ 8,829
                                                         =======               =======

Operating income                                         $   642               $   480
Interest, net                                                  5                    16
                                                         -------               -------
Income before income taxes                                   637                   464
Income tax expense                                           195                   182
                                                         -------               -------
                                                             442                   282

Gain of sale of Bentonite, net of $3.7
 million of related income taxes                            -                    7,254
                                                         -------               -------

                                                         $   442               $ 7,536
                                                         =======               =======


                                                           December 31,
                                                               1992
                                                          --------------
                                                          (In thousands)
Net assets of Bentonite:
  Current assets                                              $ 6,626
  Property, plant and equipment, net                            5,322
  Other                                                         2,668
                                                              -------
                                                               14,616
                                                              -------

  Current liabilities                                           3,246
  Noncurrent liabilities                                        2,688
                                                              -------
                                                                5,934
                                                              -------

                                                              $ 8,682
                                                              =======


Note 15 -- Related party transactions:

         The Company may be deemed to be controlled by Harold C. Simmons. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (a) intercorporate transactions with related companies such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held minority equity interest in another related party. While no transactions of the type described above are planned or proposed with respect to the Company (except as otherwise set forth in this Annual Report on Form 10-K), the Company continuously considers, reviews and evaluates, and understands that Contran, Valhi and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that the Company might be a party to one or more such transactions in the future. In connection with these activities, the Company may consider issuing additional equity securities or incurring additional indebtedness. The Company's acquisition activities have in the past and may in the future include participation in the acquisition or restructuring activities conducted by Valhi, NL and other companies that may be deemed to be controlled by Harold C. Simmons.

         It is the policy of the Company to engage in transactions with related parties on terms, in the opinion of the Company, no less favorable to the Company than could be obtained from unrelated parties.

         The Company and Baroid entered into an Intercorporate Services Agreement pursuant to which Baroid made certain services available to Tremont on a fee basis through December 31, 1993, subject to termination or renewal by mutual agreement. Fees for services provided by Baroid were $1.9 million in 1991, $.4 million in 1992, and $.2 million in 1993. Tremont and Baroid are also parties to a tax sharing agreement as discussed in Note 2.

         The Company has entered into an Intercorporate Services Agreement with Valhi and, commencing in 1994, Contran, pursuant to which Valhi and Contran agreed to provide certain services to Tremont on a fee basis. Fees for services provided by Valhi were $.4 million in each of 1991 and 1992 and $.3 million in 1993.

         Tremont and NL were parties to an Intercorporate Services and Reimbursement Agreement pursuant to which NL provided certain services to Tremont on a fee basis. Fees for services provided by NL were $.3 million in 1991, $.5 million in 1992 and $.1 million in 1993.

         Pursuant to the Distribution, Baroid agreed to indemnify Tremont with regard to all liabilities assumed by Baroid, which generally include all liabilities related to the petroleum services businesses, and Tremont agreed to indemnify Baroid with respect to liabilities assumed by Tremont, which generally include all liabilities not related to the petroleum services businesses.

         In connection with the Distribution, NL and TRE Insurance entered into an Insurance Sharing Agreement with respect to certain loss payments and reserves established by TRE Insurance that (i) arise out of claims against other entities for which NL is responsible and (ii) are subject to payment by TRE Insurance under certain reinsurance contracts. Also, TRE Insurance will credit NL with respect to certain underwriting profits or credit recoveries that TRE Insurance receives from independent reinsurers that relate to retained liabilities. Baroid entered into an Insurance Sharing Agreement with TRE Insurance containing, with respect to liabilities for which it may be responsible, substantially the same terms and conditions as the Insurance Sharing Agreement between NL and TRE Insurance.

         TIMET sales to its 26% owned German distributor were $5.9 million in 1991, $4.1 million in 1992 and $3.4 million in 1993.

         TIMET has committed to have THT perform a substantial percentage of TIMET's requirements for melting certain titanium products. Purchases by TIMET from THT were $2 million in 1992 and $6.5 million 1993.

         The December 1991 purchase of NL common stock from Valhi is described in Note 4. See also Note 16.

         Aggregate payables to related parties at December 31, 1992 and 1993 principally represent accrued interest due to UTSC. Aggregate receivables from related parties principally include amounts due under insurance loss sharing agreements with NL and Baroid.

Note 16 -- Commitments and contingencies:

Operating leases

         The Company leases certain manufacturing and office facilities and various equipment. Most of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases management expects that, in the normal course of business, leases will be renewed or replaced by other leases. The Company's net rent expense was approximately $2.4 million in 1991, $1.9 million in 1992, and $1.4 million in 1993.

         At December 31, 1993, future minimum payments under noncancellable operating leases having an initial or remaining term of more than one year were:

Years ending December 31,                                   Amount
- -------------------------                                   ------
                                                        (In thousands)
  1994                                                     $  1,384
  1995                                                        1,189
  1996                                                          744
  1997                                                          458
  1998                                                          115
  1999 and thereafter                                          -
                                                           --------
                                                              3,890
     Less sublease income                                       422
                                                           --------

                                                           $  3,468
                                                           ========


Legal proceedings

         Tremont and consolidated subsidiaries

         In November 1991, a purported derivative complaint was filed in the Court of Chancery of the State of Delaware, New Castle County, Alan Russell Kahn v. Tremont Corporation, et. al. (No. 12339), in connection with Tremont's agreement to purchase 7.8 million NL common shares from Valhi. In addition to Tremont, the complaint names as defendants the members of Tremont's board of directors and Valhi. The complaint alleges, among other things, that Tremont's purchase of the NL shares constitutes a waste of Tremont's assets and that Tremont's board of directors breached their fiduciary duties to Tremont's public stockholders, and seeks, among other things, to rescind Tremont's consummation of the purchase of the NL shares and award damages to Tremont for injuries allegedly suffered as a result of the defendants' wrongful conduct. Tremont believes, and understands that the other defendants believe, that the action is without merit. Tremont has denied, and understands that the other defendants have denied, all allegations of wrongdoing and liability and intends, and understands that the other defendants intend, to defend the action vigorously. The defendants have moved to dismiss the complaint on the ground that the plaintiff lacks standing to pursue this action, and oral arguments are scheduled for early 1994. The court has granted the plaintiff limited discovery with respect to the motion to dismiss.

         TIMET, along with United Air Lines, Inc. ("UAL"), McDonnell Douglas Corporation, General Electric Company ("General Electric"), Aluminum Company of America ("ALCOA") and RMI Titanium Company, have been named in a number of lawsuits arising out of the crash of a DC-10 aircraft in Iowa on July 19, 1989. TIMET understands the National Transportation Safety Board ("NTSB") determined the probable cause of the crash to be limitations in UAL's inspection and quality control programs that resulted in UAL's failure to locate a fatigue crack in a disc in one of the aircraft's engines, manufactured by ALCOA and General Electric, which disc failed prior to the incident. Early in the investigation, the NTSB preliminarily identified TIMET as the supplier of the titanium which ALCOA and General Electric used to manufacture the disc. In its final report, however, the NTSB drew no conclusion as to the identity of the supplier of the titanium used to manufacture the disc. TIMET believes, based upon subsequent metallurgical testing carried out under the supervision of the NTSB, that the titanium in the disc was not supplied by TIMET but rather by one of TIMET's competitors in the titanium industry, but that the source of such material cannot be determined with certainty.

         The majority of the cases naming TIMET have been settled without payment by TIMET to date (although the possibility of a future claim for contribution by one or more other defendants exists with respect to certain of such cases). In approximately 15 other cases, TIMET was granted summary judgment, primarily on the basis that plaintiffs could not adequately establish the source of the titanium metal used to manufacture the disc. The balance of approximately 25 cases, which were pending in Circuit Court in Cook County, Illinois, were dismissed by plaintiffs in early 1993 upon their motion with the right to refile such cases within one year of dismissal. TIMET believes plaintiffs dismissed these cases in order to avoid certain limitations on discovery imposed by the trial court. Given the uncertainty over whether it would be named as a defendant in any refiled cases, TIMET, along with certain other defendants, appealed the trial court's decision to permit dismissal. The parties are currently awaiting the decision of the appellate court.

         Plaintiffs in the dismissed cases have since refiled those actions in the same court and recently amended the complaint in the new cases to join TIMET and others as defendants. (Joseph Trombello, et. al. v. McDonnell Douglas Corp., et. al., Circuit Court, Cook County, Illinois, Case No. 93 L 4325). TIMET has filed a motion to quash in the new cases on the basis that plaintiffs lack personal jurisdiction over TIMET in Illinois.

         TIMET maintains substantial general liability insurance coverage against claims of this nature and TIMET's insurance carrier has assumed TIMET's defense in the litigation. TIMET's insurance carrier has notified TIMET of its belief that the laws of certain states may prohibit it from insuring TIMET against liability for punitive damages, if any, which TIMET may incur in this matter. TIMET has secured waivers of claims for punitive damages against it in substantially all of the remaining cases in which TIMET is named (including the dismissed cases now on appeal) in return for a waiver of certain jurisdictional objections by TIMET in such cases. The complaints in the refiled cases do not currently seek punitive damages. Based upon the information which TIMET has obtained to date, the Company does not believe that TIMET's ultimate liability in this matter, if any, will exceed its applicable insurance coverage.

         In 1993, TIMET discovered an anomaly in certain alloyed titanium material manufactured by the Company for shipment to a jet engine manufacturer, resulting from tungsten-contaminated master alloy sold to TIMET by a third-party vendor and used as an alloying addition to this titanium material. The engine manufacturer has taken the precaution of requiring the inspection, and, in certain cases, the remelting, reprocessing, and reinspection, of all titanium material that might have been manufactured using potentially contaminated master alloy from this vendor (which also includes titanium produced by another major U.S. titanium manufacturer that purchased master alloy from the same supplier). Certain of this titanium material was still in the form of intermediate stock, while other material had already been fabricated into finished parts, some of which had been installed in military jet aircraft engines. The investigation has eliminated from concern any such titanium that had been subjected to hearth melting at some stage in the process owing to its superior ability over vacuum arc melting alone to remove or disperse tungsten particles from molten titanium.

         TIMET may incur additional out-of-pocket expenses in connection with this on-going investigation, either directly or indirectly through a claim for reimbursement by the engine manufacturer (although no such claim has been made to date). In this regard, TIMET accrued $.6 million in 1993 for anticipated out-of-pocket expenses in connection with the reprocessing of material; however, TIMET believes that any such costs, along with other liability for costs or damages incurred by TIMET and its customers in this matter should ultimately rest with the supplier of the defective master alloy. TIMET maintains substantial general liability insurance coverage against claims of this nature that it currently believes would cover most of any such claims in the event it were unable to recover from the master alloy supplier.

         The Company is involved in various other environmental, contractual, product liability and other claims and disputes incidental to its business. The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

         NL Industries

         Lead pigment litigation. Since 1987, NL, other past manufacturers of lead pigments for use in paint and lead-based paint and the Lead Industries Association have been named as defendants in various legal proceedings seeking damages for personal injury and property damage allegedly caused by the use of lead-based paints. Certain of these actions have been filed by or on behalf of large United States cities or their public housing authorities. These legal proceedings seek recovery under a variety of theories, including negligent product design, failure to warn, breach of warranty, conspiracy/concert of action, enterprise liability, market share liability, intentional tort, and fraud and misrepresentation.

         The plaintiffs in these actions generally seek to impose on the defendants responsibility for lead paint abatement and asserted health concerns associated with the use of lead-based paints, which was permitted for interior residential use in the United States until 1973, including damages for personal injury, contribution and/or indemnification for medical expenses, medical monitoring expenses and costs for educational programs. Most of these legal proceedings are in various pre-trial stages; several are on appeal.

         The Company understands that NL believes that these actions are without merit, intends to continue to deny all allegations of wrongdoing and liability and to defend all actions vigorously. Considering NL's previous involvement in the lead and lead pigment businesses, there can be no assurance that additional litigation similar to that currently pending will not be filed.

         Environmental matters and litigation. Some of NL's current and former facilities, including several divested secondary lead smelters and former mining locations, are the subject of civil litigation, administrative proceedings or of investigations arising under federal and state environmental laws. Additionally, in connection with past disposal practices, NL has been named a potentially responsible party ("PRP") pursuant to CERCLA in approximately 80 governmental enforcement and private actions associated with hazardous waste sites and former mining locations, some of which are on the U.S. EPA's Superfund National Priorities List. These actions seek cleanup cost and/or damages for personal injury or property damage. While NL may be jointly and severally liable for such costs, in most cases, it is only one of a number of PRP's who are also jointly and severally liable. In addition, NL is a party to a number of lawsuits filed in various jurisdictions alleging CERCLA or other environmental claims. At December 31, 1993, NL had accrued $70 million in respect of those environmental claims which are reasonably estimable. It is not possible to estimate the range of costs for certain sites. NL has estimated that the upper end of the range of reasonably possible costs to NL for sites for which it is possible to estimate costs is approximately $105 million. No assurance can be given that actual costs will not exceed accrued amounts or the upper end of the range for sites for which estimates have been made, and no assurance can be given that costs will not be incurred with respect to sites as to which no estimate presently can be made. The imposition of more stringent standards or requirements under environmental laws or regulations, new developments or changes respecting site clean-up costs or allocation of such costs among PRP's, or a determination that NL is potentially responsible for the release of hazardous substances at other sites, could result in expenditures in excess of amounts currently estimated by NL to be required for such matters. Further, there can be no assurance that additional environmental matters will not arise in the future.

         Other litigation. In February 1994, NL settled its lawsuit against Lockheed Corporation and its directors. The litigation arose out of NL's claims, among other things, that Lockheed had violated federal securities laws by making false and misleading public statements about its employee stock ownership plan. The jury concluded in a December 1992 verdict that Lockheed violated the federal securities law and awarded NL $30 million, which gain contingency was not recorded as income by NL at the time. Both companies appealed. Under terms of the 1994 settlement, Lockheed made a $27 million cash payment to NL, resulting in net proceeds to NL of approximately $20 million.

         In January 1990, an action was filed in the United States District Court for the Southern District of Ohio against NLO, Inc., a subsidiary of NL, and NL on behalf of a putative class of former NLO employees and their families and former frequenters and invitees of the Feed Materials Production Center ("FMPC") in Ohio (Day, et al. v. NLO, Inc., et al., No. C-1-90-067). The FMPC is owned by the United States Department of Energy (the "DOE") and was formerly managed under contract by NLO. The complaint seeks damages for, among other things, emotional distress and damage to personal property allegedly caused by exposure to radioactive and/or hazardous materials at the FMPC and punitive damages. A trial was held separately on the defendants' defense that the statute of limitations barred the plaintiffs' claims. In November 1991, the jury returned a verdict against six of the ten named plaintiffs, finding that their claims were time barred. The court has denied the plaintiffs' motion to vacate the verdict, and has certified this action as a class action. A merits trial is expected to be held in 1994. Although no assurance can be given, the Company understands that NL believes that, consistent with a July 1987 DOE contracting officer's decision, the DOE will indemnify NLO in the event of an adverse decision just as it did when two previous cases relating to NLO's management of the FMPC were settled, and, therefore, that the resolution of the Day matter is not expected to have a material adverse impact on NL. In the 1987 decision, the contracting officer affirmed NLO's entitlement to indemnification under its contract for the operation of the FMPC for all liability, including the cost of defense, arising out of those two previous cases.

         NL is involved in various other environmental, contractual, product liability and other claims and disputes incidental to its present and former businesses. The Company understands that NL currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on NL's consolidated financial position, results of operations or liquidity.

Environmental matters

         Tremont and consolidated subsidiaries. The Company's operations are governed by various federal, state, local and foreign environmental laws and regulations. The Company's policy is to comply with environmental laws and regulations at all of its plants and to continually strive to improve environmental performance. The Company believes that its operations are in substantial compliance with applicable requirements of environmental laws. From time to time, the Company may be subject to environmental regulatory enforcement under various statutes, resolution of which typically involves the establishment of compliance programs. Occasionally, resolution of these matters may result in the payment of penalties, but to date such penalties have not involved amounts having a material adverse effect on the Company. The Company incurred capital expenditures for environmental protection and compliance of $.7 million in 1991, $1.2 million in 1992, $.5 million in 1993 and its capital budget provides for such expenditures of less than $1 million in 1994. However, the imposition of more strict standards or requirements under environmental laws and resolutions could result in expenditures in excess of amounts currently estimated to be required for such matters.

         TIMET owns approximately 32% of the outstanding common stock of Basic Investments, Inc. ("BII"), whose subsidiaries, including Basic Management, Inc. ("BMI"), provide utility services, and own property (the "BMI Complex") adjacent to TIMET's plant in Henderson, Nevada. The other owners of BII, Kerr McGee Chemical Corporation, Chemstar Lime Company and Pioneer Chlor Alkali Company, Inc. (successor to Stauffer Chemical Company), also operate facilities in the BMI Complex (collectively, the "BMI Companies"). Each of such companies, along with certain other companies who previously operated facilities in the BMI Complex, have executed an agreement with the Nevada Division of Environmental Protection ("NDEP") providing for a phased assessment of the environmental condition of the BMI Complex and each of the individual company sites. Phase I reports have been submitted to NDEP. Negotiations with NDEP and among the BMI Companies over the scope of any necessary sampling and analysis, and the allocation of the costs therefore, are ongoing at this time. While no determination has been made with respect to the need for, or scope of, any remediation of this site, there can be no assurance that TIMET will not incur some liability for any remediation costs which may result.

         NL Industries. In addition to litigation referred to above, certain information relating to regulatory and environmental matters pertaining to NL is included in Item 1 - "Business - Unconsolidated Affiliate - NL Industries" of this Annual Report on Form 10-K.

Concentrations of credit risk

         A majority of TIMET's sales are to customers in the aerospace industry (including airframe and engine construction). Sales to such customers, most of whose operations are based principally in the United States, accounted for 60% of TIMET's net sales in 1991 and 1992 and 50% in 1993. TIMET's ten largest customers accounted for slightly less than 40% of TIMET's sales in each of the past three years. Such customers accounted for approximately 30% of TIMET's accounts receivable at December 31, 1993.

Income taxes

         NL is undergoing examination of certain of its income tax returns in various U.S. and non-U.S. jurisdictions, including Germany, and tax authorities have or may propose tax deficiencies. The Company understands that NL believes that it has adequate accruals for additional income taxes and related interest expense which may ultimately result from such examinations and believes that the ultimate disposition of all such examinations should not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Note 17 -- Quarterly results of operations (unaudited):

                                                                         Quarter ended
                                                     ------------------------------------------------------
                                                     March 31        June 30        Sept. 30        Dec. 31
                                                     --------       --------        --------        -------
                                                              (In millions, except per share data)
Year ended December 31, 1993

  Net sales                                          $  39.6         $  39.7         $  34.1        $  37.8
  Operating income (loss)                               (1.6)             .3           (10.5)          (4.9)

  Loss from continuing operations                    $ (34.2)        $  (2.0)        $ (12.3)       $ (11.6)
  Discontinued operations                                 .1              .2             7.2             -
  Extraordinary item                                      -               -               -            (5.0)
                                                     -------         -------         -------         -------

    Net loss                                         $ (34.1)        $  (1.8)        $  (5.1)       $ (16.6)
                                                     =======         =======         =======        =======

  Income (loss) per common share:
    Continuing operations                            $ (4.64)        $  (.28)        $ (1.68)       $ (1.58)
    Discontinued operations                              .01             .03             .99            -
    Extraordinary item                                   -               -               -             (.68)
                                                     -------         -------         -------        --------

      Net loss                                       $ (4.63)        $  (.25)        $  (.69)       $ (2.26)
                                                     =======         =======         =======        =======

Year ended December 31, 1992

  Net sales                                          $  32.5         $  37.6          $ 39.1        $  44.7
  Operating loss                                        (3.9)           (3.1)           (2.5)           (.2)

  Loss from continuing operations                    $  (6.6)        $  (7.5)         $ (7.0)       $ (12.9)
  Discontinued operations                                 .3              .3              .6            (.8)
  Cumulative effect of changes
   in accounting principles                            (31.9)             -               -              -
                                                     -------         -------         -------        -------

    Net loss                                         $ (38.2)        $  (7.2)        $  (6.4)       $ (13.7)
                                                     =======         =======         =======        =======

  Income (loss) per common share:
    Continuing operations                            $  (.91)        $ (1.01)        $  (.96)       $ (1.76)
    Discontinued operations                              .04             .04             .09           (.11)
    Cumulative effect of changes
     in accounting principles                          (4.34)            -               -              -
                                                     -------         -------         -------        -------

      Net loss                                       $ (5.21)        $  (.97)        $  (.87)       $ (1.87)
                                                     =======         =======         =======        =======